

Mail Stop 3561

February 5, 2018

<u>Via E-mail</u>
Erfan Kazemi
Chief Financial Officer
Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
Canada V6C3A6

>   **Re: Sandstorm Gold Ltd.**
>   **Form 40-F for Fiscal Year Ended December 31, 2016**
>   **Filed March 29, 2017**
>   **File No. 001-35617**

Dear Mr. Kazemi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining